Exhibit 19.1

POWER INTEGRATIONS, INC.

Insider Trading Policy

Effective 01/01/02
Revised 12/23/2024

Purpose
To implement a policy and procedure designed to prevent all employees, whether or not they are “corporate insiders” from engaging in insider trading and, thus, to satisfy the Company’s obligations under “The Insider Trading and Securities Fraud Enforcement Act of 1988”.

Policy’s Duration

This policy continues to apply to employee transactions in the Company’s securities and the securities of other applicable public companies, even after the employee’s relationship with the Company has ended. If any employee is aware of material nonpublic information when their relationship with the Company ends, they may not trade the Company’s securities or the securities of other applicable publicly traded companies until the material nonpublic information has been publicly disseminated or is no longer material.  Further, if an employee leaves the Company during an applicable trading blackout period, then they may not trade the Company’s securities or the securities of other applicable companies until the trading blackout period has ended.

Penalties

Anyone who engages in insider trading or otherwise violates this policy may be subject to both civil liability and criminal penalties. Violators also risk disciplinary action by the Company, including termination of employment. Anyone who has questions about this policy should contact their own attorney or the Company’s Corporate Controller at (408)414-9200.

ALL EMPLOYEES

Prohibition Against Trading on Insider Information (All Employees)

No employee of the Company may legally trade in the securities of the Company (buy or sell) if such employee possesses “material” (insider) information about the Company, which has not been disclosed to the public.  Such trading not only violates Company policy, but also violates federal securities law.  It is also illegal to communicate material information to others as well.  Any employee who willfully engages in such illegal conduct is subject to immediate termination of employment and, together with the Company, possible civil and criminal penalties.  Do not discuss material (insider) information with friends, relatives or acquaintances.

What is considered Material Information? (All Employees)

Generally, “material” information is that which would be expected to affect the investment decisions of a reasonable investor or the market price of the stock.  Such information would include:

● financial performance, including increases or decreases in quarterly earnings;	● significant mergers and acquisitions;
● major personnel changes;	● major marketing changes;
● significant strategic agreements;	● major changes in sales forecasts;
● unusual gains or losses in major operations;	● substantial contracts not in the ordinary course of business;
● lawsuits that may result in substantial liability to the Company;	● significant price changes on key products/services;
● major supply chain issues;	● major product quality issues.

CORPORATE INSIDERS

Individuals Considered “Insiders”

The following individuals are considered “insiders” of the Company: the CEO, VPs, Directors and Managers reporting directly to VPs or the President who have direct reports, and others who routinely have knowledge of material information affecting the future performance of the Company.  Employees having occasional knowledge of material information will not be classified as insiders, but should be aware of when they may be in possession of material information and conduct themselves with respect to the trading of PI stock or dissemination of information.

Trading Window - Period of Time Corporate Insiders May Trade PI Stock

Commences at 12:01AM on the third full trading day after the release of the Company’s quarterly or annual financial results and ends at 11:59PM on the last day of the second month of each fiscal quarter.

The trading window will not be opened or, if already opened, will be closed if there is material information about the Company, which has not been publicly disclosed.  Employees will be notified by e-mail, by posting notices in key areas of the building and/or through distribution of copies of such notice where the employee does not have an individual e-mail address.

Prohibition of Speculative Trading (Insiders)

No insider of the company may engage in short sales, transactions in put or call options, hedging transactions, or other inherently speculative transactions with respect to the Company’s stock at the time.

OFFICERS AND DIRECTORS (CORPORATE BOARD)

Section 16 Compliance - Reporting on Forms 4 and 5

Section 16 compliance only applies to Executive Officers and Directors (Board), who must report any transactions during any month on a Form 4 (within two business days of the transaction) or, if not reported during the year, at year end on a Form 5 (within forty-five (45) days of the end of the fiscal year - December 31).  These forms will be completed and filed by the Company.  They do not apply to anyone considered an insider, unless such insider is an executive officer or director of the Company.

Short Swing Profits

Any profit realized by an executive officer or director on a buy and sell or sell and buy transaction involving the Company’s stock, within a six-month period, is recoverable by the Company, regardless of whether the person engaging in the transaction possessed material inside information.  Exercises of stock options and purchases of shares through an ESPP are not considered to be “purchases” for purposes of this rule.

Rule 144

You may sell shares of the Company into the public markets only through a broker or a market maker who will require certain forms to be completed at the time of the sale.  You are also required to send a completed Form 144 to the SEC if your total sales during any three-month period exceeded 5,000 shares or $50,000.  Sales in any 3-month period (including sales by affiliates) are restricted to the greater of 1% of the total shares outstanding or the average weekly trading volume (as reported by Nasdaq) during the prior 4 calendar weeks.

Any shares purchased in the open market should be submitted to the transfer agent to apply the Rule 144 legend.  Any shares obtained through option exercise or ESPP purchases should contain this legend automatically.  Please note that you are subject to Rule 144 whether or not a legend appears on the certificate.  It is recommended shares not be held in street name as they will probably not have the legend.

Holding Periods of Rule 144 stock (Affects Executive Officers and Directors (Board) only)

Shares obtained through any means, other than in a registered offering through the public markets or through the Company’s various option plans or its ESPP, are restricted and must be held for a minimum of six (6) months prior to being sold on the open market.  The 6-month holding period begins only after the shares are fully paid for (notes secured only by the shares do not count).

Prohibition of Speculative Trading (Affects Executive Officers and Directors (Board) only)

No executive officer or director may engage in short sales, transactions in put or call options, hedging transactions, or other inherently speculative transactions with respect to the Company’s stock at the time.

POWER INTEGRATIONS, INC.

CHECKLIST FOR SALES AND PURCHASES OF
COMPANY STOCK BY EXECUTIVE OFFICERS AND DIRECTORS

Rule 10b-5 - You may not sell Company stock if:

1.	You possess any “material” information about the Company which has not been publicly disclosed (e.g., quarterly financial results, merger negotiations, new products, key personnel changes, price changes or other information that would influence an investor to buy or sell the Company’s stock).
2.	Your sale will fall outside of the trading window established by the Company, which is the period commencing on the third full trading day after the release of the Company’s quarterly financial results and ending on the last day of the month preceding the last month of each fiscal quarter.
3.	You have not made reasonable effort to determine if the Company’s trading window has been closed, within the period it is normally opened, due to the occurrence of a material event.

Section 16 - You (or any family member living in the same household) may not sell  Company stock if you are an Executive Officer or Director and:

1.You (or any family member) have purchased Company stock within the last six months.
2.You (or any family member) anticipate purchasing Company stock within the six months following the proposed sale.
3.The shares you wish to sell were acquired upon exercise of a Company stock option, unless either (a) the option grant met required “approval conditions”1 or (b) at least 6 months has elapsed since the date of grant.
4.You exercised a Company stock option (whose grant did not meet the required “approval conditions”) within the last 6 months when the option was “out-of-the-money.”
5.The sale of Company stock would be a short sale (i.e., you do not own the stock).
Note:	The sale (and option exercise, if any) must be reported to the SEC and the Company on a Form 4 within two (2) business days of the transaction.

Rule 144 - You may not sell Company stock unless:

1.You sell the shares through a broker or market maker.
2.(or the broker on your behalf) file a Form 144 with the SEC at the time you place the sell order (unless the sale falls within the “small sale” exception).
3.The number of shares to be sold, combined with all of your other sales of Company stock within the preceding three-month period, do not exceed the greater of (i) one percent of the total outstanding shares of the Company’s stock or (ii) the average weekly trading volume, as reported by the Nasdaq National Market, during the four prior calendar weeks.  In determining the number of shares you may sell during this three-month period, you must aggregate sales of Company stock made by family members, donees (including trusts), and any other person acting in concert with you in selling Company stock.
4.The Company is current in filing its required reports with the SEC.

1 Advance approval by the full Board of Directors or a committee of at least two “non-employee directors,” or advance approval or subsequent ratification by the stockholders.

5.If the shares are “restricted securities,” you have held the shares for at least one year after you fully paid for them.

Rule 10b-5 - You may not buy Company stock if:

1.You possess any “material” information about the Company, which has not been publicly disclosed (e.g., quarterly financial results, merger negotiations, new products, key personnel changes, price changes or other information that would influence an investor to buy or sell the Company’s stock).
2.Your purchase will fall outside of the trading window established by the Company, which is the period commencing on the third full trading day after the release of the Company’s quarterly financial results and ending on the last day of the month preceding the last month of each fiscal quarter.
3.You have not made reasonable effort to determine if the Company’s trading window has been closed, within the period it is normally opened, due to the occurrence of a material event.

Section 16 - You (or any family member living in the same household) may not buy Company stock if you are an Executive Officer or Director and:

1.You (or any family member) have sold Company stock within the last six months.
2.You (or any family member) anticipate selling Company stock within the six months following the proposed purchase.
Note:	The purchase must be reported to the SEC and the Company on a Form 4 within two (2) business days of the transaction.

Special Rule Regarding Exercises of Stock Options

An exercise of a stock option is not considered a “purchase” for purposes of the above referenced rules, unless the option was “out-of-the-money” (that is, the exercise price exceeds the market price) at the time of exercise.

Note:	Exercises of stock options must be reported on a Form 4 within two (2) business days of the transaction.